UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
13 Stripes Brewery LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
South Carolina

Date of organization
January 21, 2014

Physical address of issuer
250 Mill St, Suite PW 3101, Taylors, SC 29687

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,026,027.29	$227,048.68
Cash & Cash Equivalents	$830,535.94	$42,741.65
Accounts Receivable	$7,648.00	$11,612.30
Short-term Debt	198,426.84	$156,672.18
Long-term Debt	279,353.70	$327,451.56
Revenues/Sales	1,154,758.82	$1,049,407.84
Cost of Goods Sold	334,907.57	$346,660.62
Taxes Paid	19,978.49	$15,808.68
Net Income	-143,995.75	$-125,929.17

October 8, 2026

FORM C-AR

13 Stripes Brewery LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 13 Stripes Brewery LLC , a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://13stripesbrewery.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 8, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

13 Stripes Brewery LLC (the "Company") is a South Carolina Limited Liability Company, formed on January 21, 2014.

The Company is located at 250 Mill St, Suite PW 3101, Taylors, SC 29687.

The Company's website is https://13stripesbrewery.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

13 Stripes Brewery is more than just a place to enjoy exceptional beer; it's a testament to the spirit of independence and community. The Company's name reflects the original thirteen colonies, symbolizing unity and a shared vision. It draws inspiration from history to create beers that tell a story, fostering a sense of belonging among the patrons.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is an early-stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. The Company's success includes its need to conduct product development, expand sales, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance its brand, expand its product offerings, improve function and benefits, attract, integrate and maintain qualified personnel, and rely upon acceptance and growth in targeted markets.
In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally, such as general economic

conditions, increasing government regulatory activity, and competition. The Company believes that the estimates prepared by it for capital needs for their operations are reasonable, but it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with operating a new business.

The Company has limited proof of the business model. Markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources and be able to bring competing products to

market. Greater financial, research and development, operational and marketing research and experience may allow the Company's competitors to respond more quickly with new alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely and be negatively affected by efforts to build volume or react to negative competition.

The Company might not sell enough securities in this offering to meet its operating needs andfulfill its plans. The Company might need to reduce sales and marketing, technical, or other expenses. Were recurring revenue to decrease further, cuts would be needed and would hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, it

may need to raise more capital in the future to continue. Even if the Company has successful offers in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

The Company has minimal operating capital. Even if the Company raises $1.2M in this offering for the foreseeable future, it will be dependent on our ability to finance our operations from the sale of additional equity or other financing alternatives. Startups often depend on raising several rounds of additional capital until they are profitable. There can be no assurance that the Company

will able to successfully raise operating capital. The failure to raise operating capital could result in our bankruptcy or other event, which would have a material adverse effect on us and our investors. The Company has no significant assets or financial resources other than described herein so the failure to raise significant operating capital could put your investment dollars at significant risk.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from sales of craft beer. The Company may generate but retain some or all of the earnings for growth and development of the business and accordingly not make distributions to owners of Units. If the Company does not generate revenue,

its business, financial condition, and operating results will be materially adversely affected.

The Company is very dependent on its founders. If anything catastrophic were to happen to the Company's founders: Jeremy Bailey, Kenworth Reeves, Aaron Robinson and Michael Robinson, the future of the Company may be compromised. The Company does not currently carry key person life insurance; however, the Company plans to secure key-person life insurance when

deemed financially prudent . Also, the Company's future success may depend on the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect its business, financial condition, and operating results.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or out commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine customer confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from sales. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the owners. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that the portal intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Potential Tax Liabilities for Investors Due to Pass through Status

As a limited liability company, we are treated as a partnership for federal income tax purposes. This means that any taxable income or loss will be allocated to our members, including investors in this offering, whether or not any cash distributions are made. You will receive a Form K-1 from the Company that reflects these allocations. You may be required to pay taxes on your share of our taxable income even if you do not receive any cash distributions from us to pay those taxes. As a result, you may have to use funds from other sources to pay your tax liability.

Risks Related to Relocation and Construction of New Premises

The Company intends to use the proceeds from its offering to relocate its brewery and restaurant operations to a new location. There are significant risks associated with this move that could adversely affect our business, financial condition, and results of operations. There can be no assurance that the new location will be completed on schedule or within the projected budget. Construction projects are subject to various uncertainties, including delays in obtaining necessary permits and approvals, unforeseen site conditions, labor shortages, supply chain disruptions, and increases in the cost of materials and labor. Any such delays or cost overruns could result in increased expenses and a longer period before the new location becomes operational, which could negatively impact our revenue and cash flow.

Furthermore, even if the new location is completed on time and within budget, there is no guarantee that it will be successful. The new site may not attract the anticipated customer base, and we may face challenges in establishing our brand in a new area. Additionally, operational issues related to the transition, such as staff retention, equipment installation, and regulatory compliance, could further impact our ability to operate efficiently and profitably. Investors should be aware that these risks could materially and adversely affect the Company's prospects and the value of their investment.

Risks Related to the Securities

The Company can Repurchase the Units. The Company has the right to repurchase the investors' Non-Voting Preferred Units at a price determined by a contractual formula. The redemption price may not reflect the future value of the redeemed units. If the Company exercises this right, investors will be required to sell their Non-Voting Preferred Units and will lose the opportunity to participate in any future appreciation in value, distributions, or liquidity events that occur after their Non-Voting Preferred Units have been redeemed. This could materially reduce your expected return from an investment in the Company.

The Units will not be freely tradable until one year after the initial purchase date. Although the Units may be tradable under federal securities, law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units. Because the Units have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain for the units of SAFE in

a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are certain methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The holders of the Units may be significantly diluted as a consequence of subsequent financings. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Units will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company’s right of first refusal may limit your ability to transfer your Securities. Under the terms of the Company’s operating agreement, if you wish to sell or transfer your Securities, the Company has a right of first refusal to purchase those Securities on the same terms as any proposed sale to a third party. This right of first refusal in favor of the Company may limit the liquidity and marketability of the Non-Voting Preferred Units. This may discourage third parties from making offers or delay the sale process, potentially resulting in a lower price or inability to sell the units at all. As a result, investors may find it more difficult to exit their investment or realize the full value of their units.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company’s current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

13 Stripes Brewery is more than just a place to enjoy exceptional beer; it's a testament to the spirit of independence and community. The Company's name reflects the original thirteen colonies, symbolizing unity and a shared vision. It draws inspiration from history to create beers that tell a story, fostering a sense of belonging among the patrons.

Business Plan

13 Stripes Brewery is entering an exciting new phase with its upcoming move to Hampton Station, one of Greenville's most vibrant and creative community destinations. Nestled along the Swamp Rabbit Trail, Hampton Station offers the ideal environment to grow its brand—surrounded by fellow craft businesses, artisan shops, and a high-traffic, experience-driven audience. This move is more than just a change of location—it's the launchpad for the Company's next stage of growth.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeremy Bailey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Head Brewer of the Company, 5/13/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Head Brewer of the Company, 5/13/2017 - present

Education

Name

Kenworth Reeves, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, 9/30/2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Principal occupation is Self-Employed Entrepreneur, 8/1/2022 - present, Kenworth Reeves, Jr. is the current president of 13 Stripes Brewery.

Education

Name

Aaron Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Operating Officer of the Company, 5/13/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Chief Operating Officer of the Company, 5/13/2017 - present

Education

Name

Michael Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Brewing, 8/1/2022- 8/1/2024

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

13 Stripes- Head of Brewing, 8/1/2022- 8/1/2024 Methodical Coffee- Production Staff, 8/1/2024-present

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jeremy Bailey

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Head Brewer of the Company, 5/13/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Head Brewer of the Company, 5/13/2017 - present

Education

Name

Aaron Robinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Chief Operating Officer of the Company, 5/13/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and Chief Operating Officer of the Company, 5/13/2017 - present

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of

gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 16 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Non-Voting Common Units
Amount outstanding	54,409
Voting Rights	No Voting Rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common Units
Amount outstanding	46,601
Voting Rights	Full Voting Rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Non-Voting Preferred Units
Amount outstanding	47,303
Voting Rights	No Voting Rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan Agreement
Name of creditor	DJFL Holdings
Amount outstanding	$250,000
Interest rate and payment schedule	8% interest rate and requires monthly payments of $2,706.13 over a 5-year term.
Amortization schedule	
Describe any collateral or security	
Maturity date	July 1, 2028
Other material terms	

Type of debt	Line of credit
Name of creditor	First Citizens
Amount outstanding	$69,991.73
Interest rate and payment schedule	7.75% Interest rate. Renewed each year.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Line of credit
Name of creditor	Southern First
Amount outstanding	$95,784.19
Interest rate and payment schedule	7.0% Interest Rate. Renewed each year.
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Bank loan
Name of creditor	Bank of Travelers Rest
Amount outstanding	$28336
Interest rate and payment schedule	7.9% Interest Rate. $1233.07 Paid Every Month.
Amortization schedule	
Describe any collateral or security	The loan is for equipment which is a food truck. Which is the collateral for the loan
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $444,111.92.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Units	47,303	$1,233,928.08	30% Expand Brewing Capacity – The new space provides the	August 19, 2025	Regulation CF

			infrastructure and flexibility needed to scale production and improve distribution across the region. 55% Enhance the Taproom Experience – Our new taproom at Hampton Station will be more accessible, more immersive, and a more powerful brand showcase—offering guests a premium experience in a destination setting. 5% Develop New Beer Styles – With additional brewing space and equipment, we can experiment with seasonal and specialty releases while preserving the legacy of our traditional-style offerings. 10% Increase Regional		

			Presence – The visibility and foot traffic at Hampton Station will boost our brand awareness and accelerate our push to become a household name across the Southeast.		

Ownership

The Company is broadly held amongst 52 shareholders, of which 3 are owner/managers. All have less than 20% ownership.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company is a brewery and restaurant group that operates a full-service restaurant in South Carolina. The Company's revenues are primarily derived from food and beverage sales at its restaurants. The Company's operating results are subject to seasonal fluctuations. The Company expects to see an increase in revenue when it moves to Hampton Station, a high traffic, ideal environment to grow the brand. For the fiscal year ended December 31, 2024, the Company generated revenues of $1,049,408, compared to $1,396,410 for the fiscal year ended December 31, 2023, a decrease of approximately 25%. The decrease in revenues was primarily due to damage sustained from Hurricane Helene, which hampered production of beer for distribution and is a key driver in the Company's motivation to change locations.

The Company intends to improve profitability in the next 12 months by building out and moving to a new location that is more central to Greenville SC. With a higher population concentration

than the area we are currently in. In the build out we are increasing our occupancy, adding to the customer experience with various improvements such as private areas, a mezzanine and overall improved seating, as well as adding a kitchen. Our customers will also have access to a vast green space. All of these improvements should increase our profitability in the near future and beyond.

Liquidity and Capital Resources

On August 19, 2025 the Company conducted an offering pursuant to Regulation CF and raised $1,233,928.08.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeremy Bailey
(Signature)

Jeremy Bailey
(Name)

Co-Founder and Head Brewer of the Company
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

13 STRIPES BREWERY, LLC

Certification of Financial Statements by Principal Executive Officer
Form C-AR — Fiscal Years Ended December 31, 2025 and 2024

I, Jeremy Bailey, Managing Member of 13 Stripes Brewery, LLC (the "Company"), certify that the financial statements of the Company included in this Form C-AR, consisting of the Balance Sheets as of December 31, 2025 and 2024; the related Statements of Profit and Loss, Statement of Members' and Economic Interest Owners' Capital, and Statements of Cash Flows for the years then ended; and the notes thereto, are true and complete in all material respects.

Signature | Date 9/29/26

Jeremy Bailey
Managing Member (Principal Executive Officer)
13 Stripes Brewery, LLC

13 Stripes Brewery, LLC.

Balance Sheet

As of Dec 31, 2025

	TOTAL	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
Basic Business Checking (8438)	830,535.94	42,728.65
Bill.com Money Out Clearing	0.00	0.00
Total for Bank Accounts	**$830,535.94**	**$42,728.65**
Accounts Receivable		
Accounts Receivable (A/R)	7,648.00	11,612.30
Total for Accounts Receivable	**$7,648.00**	**$11,612.30**
Other Current Assets		
Inventory	0.00	0.00
Inventory Asset	0.00	0.00
Payroll Clearing	9,305.51	
Prepaid Expenses	0.00	0.00
Toast Clearing	4,989.95	3,848.32
Undeposited Funds	0.00	0.00
Total for Other Current Assets	**$14,295.46**	**$3,848.32**
Total for Current Assets	**$852,479.40**	**$58,189.27**
Fixed Assets		
Construction in Progress	17,475.00	0.00
Furniture & Fixtures	5,737.50	5,737.50
Leasehold Improvements	310,407.07	310,407.07
Machinery & Equipment	561,685.22	548,376.17
Vehicles	4,100.00	4,100.00
{Accumulated Depreciation}	-742,956.13	-699,774.33
Total for Fixed Assets	**$156,448.66**	**$168,846.41**
Other Assets		
Accumulated Amortization	-28,174.00	-28,174.00
Security Deposit - Long Term	17,099.23	
Startup Costs	28,174.00	28,174.00
Total for Other Assets	**$17,099.23**	**$0.00**
Total for Assets	**$1,026,027.29**	**$227,035.68**

13 Stripes Brewery, LLC.

Balance Sheet

As of Dec 31, 2025

	TOTAL	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	7,683.10	10,133.35
Total for Accounts Payable	**$7,683.10**	**$10,133.35**
Credit Cards		
Chase Credit Card	$0.00	-$96,559.63
ARobinson CC	0.00	173,614.52
JRobinson CC	0.00	118,773.24
MRobinson CC	0.00	-144,464.28
Total for Chase Credit Card	**$0.00**	**$51,363.85**
Divvy Credit Card	8,627.01	6,201.98
Total for Credit Cards	**$8,627.01**	**$57,565.83**
Other Current Liabilities		
First Citizens LOC	69,991.73	74,986.46
Gift Card	9,632.67	7,254.98
Payroll Liabilities	$0.00	$0.00
Employer Benefit Liability	0.00	0.00
Federal Unemployment (940)	0.00	0.00
Payroll Tax Payable	0.00	0.00
SC Income Tax	0.00	0.00
SC Unemployment Tax	0.00	0.00
Total for Payroll Liabilities	**$0.00**	**$0.00**
Sales Tax Payable	4,351.53	4,302.31
Southern First LOC	95,784.16	
Tips Payable	2,356.64	2,429.25
Total for Other Current Liabilities	**$182,116.73**	**$88,973.00**
Total for Current Liabilities	**$198,426.84**	**$156,672.18**

13 Stripes Brewery, LLC.

Balance Sheet

As of Dec 31, 2025

	TOTAL	
	As of Dec 31, 2025	As of Dec 31, 2024 (PY)
Long-term Liabilities		
First Citizens Loan	0.00	3,579.27
Food Truck Loan	38,433.78	49,706.83
Owner's Loan	$0.00	$0.00
DJFL Holdings	230,419.92	243,665.46
Jeremy Bailey	0.00	10,000.00
TKG Partners	2,500.00	12,500.00
Total for Owner's Loan	**$232,919.92**	**$266,165.46**
Partner Buyback - Brandon Andrews	0.00	0.00
Return of Capital - Robert Andrews (50k)	0.00	0.00
SBA PPP Loan	0.00	0.00
Security Deposit	8,000.00	8,000.00
Total for Long-term Liabilities	**$279,353.70**	**$327,451.56**
Total for Liabilities	**$477,780.54**	**$484,123.74**
Equity		
Opening Balance Equity	0.00	0.00
Owner's Investment	0.00	0.00
Preferred Equity - Reg CF	960,830.56	
Retained Earnings	-268,588.06	-131,158.89
Net Income	-143,995.75	-125,929.17
Total for Equity	**$548,246.75**	**-$257,088.06**
Total for Liabilities and Equity	**$1,026,027.29**	**$227,035.68**

13 Stripes Brewery, LLC.

Profit and Loss

January, 2024-December, 2025

	2024	2025	Total
Income			
Sales	0.00	13,579.00	$13,579.00
Cigars	10,370.01	6,511.00	16,881.01
Distribution	214,078.25	212,690.46	426,768.71
Draught Beer	510,992.83	464,889.55	975,882.38
Events	2,290.79		2,290.79
Food Items	255,424.18	301,207.49	556,631.67
Liquor	17,314.50	68,391.27	85,705.77
Merchandise	34,035.87	30,867.30	64,903.17
Mug Club Membership	15,225.00	25,275.00	40,500.00
Soda	16,199.25	15,423.75	31,623.00
Wine	27,260.00	15,924.00	43,184.00
Total for Sales	**1,103,190.68**	**1,154,758.82**	**$2,257,949.50**
Sales Discounts	-53,782.84	-52,585.05	-106,367.89
Total for Income	**1,049,407.84**	**1,102,173.77**	**$2,151,581.61**
Cost of Goods Sold			
Brewside COGS			
Brewery Gas	14,690.22	23,861.51	38,551.73
Brewside Hardware/Equipment	3,325.32		3,325.32
Canning Supplies	46,174.24	40,737.04	86,911.28
Grain / Malt	71,184.58	65,470.47	136,655.05
Hops	22,444.73	8,696.20	31,140.93
Yeast	6,316.77		6,316.77
Total for Brewside COGS	**164,135.86**	**138,765.22**	**$302,901.08**
Merchandise		15,538.89	$15,538.89
Retail Items	1,280.89		1,280.89
Shirts	12,401.81		12,401.81
Stickers	575.00		575.00
Total for Merchandise	**14,257.70**	**15,538.89**	**$29,796.59**
Mug Club Mugs	1,606.76		1,606.76

13 Stripes Brewery, LLC.

Profit and Loss

January, 2024-December, 2025

	2024	2025	Total
Retail Items			
Cider	2,735.00	1,401.00	4,136.00
Cigars	7,315.15	6,219.42	13,534.57
Food Items	118,144.98	125,540.09	243,685.07
Guest Beer	17,037.59	15,099.93	32,137.52
Liquor	5,967.46	18,946.40	$24,913.86
Liquor Supplies, Mixers, Misc.	319.05	3,835.41	4,154.46
Total for Liquor	**6,286.51**	**22,781.81**	**$29,068.32**
Sodas	6,625.07	2,782.90	9,407.97
Wine	8,711.00	6,778.31	15,489.31
Total for Retail Items	**166,855.30**	**180,603.46**	**$347,458.76**
Total for Cost of Goods Sold	**346,855.62**	**334,907.57**	**$681,763.19**
Gross Profit	**702,552.22**	**767,266.20**	**$1,469,818.42**
Expenses			
Advertising & Marketing			
Online Marketing	1,114.60	573.76	1,688.36
Print Advertising	954.12	1,082.69	2,036.81
Promotional Art/Design	378.88	2,250.00	2,628.88
Social Media Promotions	610.00	354.64	964.64
Sponsorships	191.00		191.00
Website		2,500.00	2,500.00
Total for Advertising & Marketing	**3,248.60**	**6,761.09**	**$10,009.69**
Brewery Equipment & Supplies			
Brewing Supplies, Misc.	16,857.07	20,202.41	37,059.48
General Cleaning Supplies	11,812.04	11,639.00	23,451.04
Total for Brewery Equipment & Supplies	**28,669.11**	**31,841.41**	**$60,510.52**
Brewery Glassware		3,361.36	3,361.36
Charitible Contributions		1,500.00	1,500.00
Dues & Memberships	916.73		$916.73
SC Brewers Guild Membership	150.00	150.00	300.00
Subscriptions	12,403.20	17,819.57	30,222.77
Total for Dues & Memberships	**13,469.93**	**17,969.57**	**$31,439.50**
Equipment Rental			
Dishwasher Rental	4,885.55	5,475.05	10,360.60
Total for Equipment Rental	**4,885.55**	**5,475.05**	**$10,360.60**

13 Stripes Brewery, LLC.

Profit and Loss

January, 2024-December, 2025

	2024	2025	Total
Events			
Bingo	2,120.00		2,120.00
Christmas Trees	159.00		159.00
Event Decorations		956.31	956.31
Movies, Sports, TV, Streaming, etc.	3,358.36	1,442.14	4,800.50
Musicians	4,280.00	7,240.00	11,520.00
Total for Events	**9,917.36**	**9,638.45**	**$19,555.81**
Insurance			
Auto Insurance	2,319.40	3,138.43	5,457.83
Craft Beverage Insurance	25,601.12	21,925.46	47,526.58
Total for Insurance	**27,920.52**	**25,063.89**	**$52,984.41**
Kitchen Supplies & Equipment	4,718.21	4,602.82	9,321.03
Legal & Professional Services			
Accounting Services	40,008.50	46,509.97	86,518.47
Legal Services	420.06	16,980.29	17,400.35
Total for Legal & Professional Services	**40,428.56**	**63,490.26**	**$103,918.82**
Meals	2,916.54	2,773.45	5,689.99
Merchant Fees	29,404.35	31,673.53	61,077.88
Office/General Administrative Expenses			
Bank Charges & Fees	1,427.90	1,088.02	2,515.92
Office Supplies & Software	1,584.03	860.45	2,444.48
Total for Office/General Administrative Expenses	**3,011.93**	**1,948.47**	**$4,960.40**
Payroll Expense			
Contractors	1,609.95	460.00	2,069.95
Payroll Processing Fee	6,789.30	6,047.25	12,836.55
Payroll Taxes	45,322.49	45,591.70	90,914.19
Salaries & Wages	398,672.34	405,623.68	804,296.02
Total for Payroll Expense	**452,394.08**	**457,722.63**	**$910,116.71**
Reimbursable Expenses	709.94		709.94
Rent & Lease			
Saluda River Rent	35,000.00		35,000.00
Taylors Mill Rent	18,000.00	33,726.00	51,726.00
Total for Rent & Lease	**53,000.00**	**33,726.00**	**$86,726.00**
Repairs & Maintenance	13,102.26	7,999.85	21,102.11
Shipping, Freight & Delivery	680.00		680.00

13 Stripes Brewery, LLC.

Profit and Loss

January, 2024-December, 2025

	2024	2025	Total
Taxes & Licenses	115.83	6,133.91	$6,249.74
Beer Wholesaler Tax	7,182.46	6,860.97	14,043.43
Excise Beer Tax	3,859.30	3,695.72	7,555.02
Licenses	426.00		426.00
Liquor Tax	850.00	3,035.72	3,885.72
Property Tax	3,100.44		3,100.44
Tobacco Products Tax	274.65	252.17	526.82
Total for Taxes & Licenses	**15,808.68**	**19,978.49**	**$35,787.17**
Travel			
Travel Hotel	0.00		0.00
Total for Travel	**0.00**		**$0.00**
Utilities			
Alarm/Camera System	187.62		187.62
Electric	18,815.86	14,647.76	33,463.62
Fire Alarm System	58.75	38.75	97.50
Internet	1,727.50	1,667.56	3,395.06
Natural Gas	7,439.12	6,863.06	14,302.18
Pest Control	1,940.84	1,624.01	3,564.85
Waste Disposal	806.92		806.92
Water	2,957.47	4,099.30	7,056.77
Total for Utilities	**33,934.08**	**28,940.44**	**$62,874.52**
Total for Expenses	**738,219.70**	**754,466.76**	**$1,492,686.46**
Net Operating Income	**-35,667.48**	**12,799.44**	**-$22,868.04**
Other Income			
Gain/(Loss) on Sale		445.00	445.00
Miscellaneous Income	22,722.63	15,879.77	38,602.40
Tax Discounts	1,020.39	1,022.31	2,042.70
Total for Other Income	**23,743.02**	**17,347.08**	**$41,090.10**
Other Expenses			
Closing Expenses		62,291.00	62,291.00
Depreciation Expense	88,296.33	43,181.80	131,478.13
Interest Expense	25,708.38	68,669.47	94,377.85
Total for Other Expenses	**114,004.71**	**174,142.27**	**$288,146.98**
Net Other Income	**-90,261.69**	**-156,795.19**	**-$247,056.88**
Net Income	**-125,929.17**	**-143,995.75**	**-$269,924.92**

13 STRIPES BREWERY, LLC

Statement of Members' and Economic Interest Owners' Capital

Years Ended December 31, 2025 and 2024 (Amounts Presented in Whole Dollars)

	Common Units (Members)	Non-Voting Preferred Units	Total
Balance, January 1, 2024	(131,146)	-	(131,146)
Capital contributions	—	-	—
Net loss	(125,929)	-	(125,929)
Distributions	-	-	—
Balance, December 31, 2024	(257,075)	-	(257,075)
Capital contributions	-	960,831	960,831
Net loss	(136,028)	(7,968)	(143,996)
Distributions	(11,500)	-	(11,500)
Balance, December 31, 2025	(404,603)	952,863	548,260

Notes to Financial Statements

Note 1 – Capital Contributions. During 2025, the Company completed a Regulation Crowdfunding offering and issued Non-Voting Preferred Units to Economic Interest Owners in exchange for aggregate capital contributions of approximately **$960,831**, which agrees to the Company's general ledger and balance sheet (rounded to whole dollars).

Note 2 – Ownership Classes. The Company has two classes of equity interests: **Common Units**, held by Members with voting rights, and **Non-Voting Preferred Units**, held by Economic Interest Owners who participate in allocations of income, loss, and distributions in accordance with the Operating Agreement but do not possess voting rights.

Note 3 – Capital Accounts. Capital accounts are maintained for each Equity Owner in accordance with the Operating Agreement and IRC Section 704(b). Capital accounts are increased for capital contributions and allocated income and decreased for distributions and allocated losses.

13 Stripes Brewery, LLC.

Statement of Cash Flows

January, 2024-December, 2025

Account Name	2024	2025	Total
OPERATING ACTIVITIES			
Net Income	-125,929.17	-143,995.75	-269,924.92
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Payable (A/P)	-2,092.21	-2,450.25	-4,542.46
Accounts Receivable (A/R)	-627.50	3,964.30	3,336.80
Chase Credit Card	106.48	96,559.63	96,666.11
Chase Credit Card:ARobinson CC	324.74	-173,614.52	-173,289.78
Chase Credit Card:JRobinson CC	21,805.48	-118,773.24	-96,967.76
Chase Credit Card:MRobinson CC	-5,970.46	144,464.28	138,493.82
Divvy Credit Card	1,942.17	2,425.03	4,367.20
First Citizens LOC	25,702.08	-4,994.73	20,707.35
Gift Card	3,950.24	2,377.69	6,327.93
Payroll Clearing		-9,305.51	-9,305.51
Payroll Liabilities	0.00	0.00	0.00
Payroll Liabilities:Payroll Tax Payable	-2,801.06		-2,801.06
Prepaid Expenses	367.72	0.00	367.72
Sales Tax Payable	-4,640.58	49.22	-4,591.36
Southern First LOC		95,784.16	95,784.16
Tips Payable	2,360.58	-72.61	2,287.97
Toast Clearing	-2,829.20	-1,141.63	-3,970.83
{Accumulated Depreciation}	88,296.33	43,181.80	131,478.13
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**125,894.81**	**78,453.62**	**$204,348.43**
Net cash provided by operating activities	**-34.36**	**-65,542.13**	**-$65,576.49**
INVESTING ACTIVITIES			
Construction in Progress	78,911.48	-17,475.00	61,436.48
Keg Deposit (deleted)	1,221.00		1,221.00
Machinery & Equipment	-78,911.48	-13,309.05	-92,220.53
Security Deposit - Long Term		-17,099.23	-17,099.23
Net cash provided by investing activities	**1,221.00**	**-47,883.28**	**-$46,662.28**
FINANCING ACTIVITIES			
First Citizens Loan	-26,800.55	-3,579.27	-30,379.82
Food Truck Loan	-9,577.31	-11,273.05	-20,850.36
Owner’s Loan	-245,800.38		-245,800.38

13 Stripes Brewery, LLC.

Statement of Cash Flows

January, 2024-December, 2025

Account Name	2024	2025	Total
Owner's Loan:DJFL Holdings	243,665.46	-13,245.54	230,419.92
Owner's Loan:Jeremy Bailey	10,000.00	-10,000.00	0.00
Owner's Loan:TKG Partners	12,500.00	-10,000.00	2,500.00
Preferred Equity - Reg CF		960,830.56	960,830.56
Retained Earnings	-13.00	-11,500.00	-11,513.00
Security Deposit	8,000.00		8,000.00
Net cash provided by financing activities	**-8,025.78**	**901,232.70**	**$893,206.92**
NET CASH INCREASE FOR PERIOD	**-6,839.14**	**787,807.29**	**$780,968.15**